Via Facsimile and U.S. Mail
Mail Stop 4720

July 16, 2009

Ms. Lori B. Marino
Vice President and Assistant General Counsel,
Corporate Law and Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Re: Medco Health Solutions, Inc.
**   Form 10-K for the Fiscal Year Ended December 27, 2008**
**   Filed February 24, 2009**
**   File No. 001-31312**

Dear Ms. Marino:

        We have completed our review of your Form 10-K for your fiscal year ended
December 27, 2008 and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director